Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 18, 2014
CANADIAN ZINC ANNOUNCES DIAMOND DRILL PROGRAM FOR TULKS SOUTH AND LONG LAKE PROJECTS, CENTRAL NEWFOUNDLAND •Targeting Expansions of Boomerang-Domino and Long Lake Deposits

Vancouver, British Columbia, June 18, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce an 8,000 metre diamond drill program on its wholly owned Tulks South and Long Lake copper-lead-zinc-silver-gold volcanogenic massive sulphide (“VMS”) projects in central Newfoundland. The drilling is scheduled to begin in early July and be completed by late September by utilizing two diamond drill rigs. The 2014 diamond drill program is aimed at:

1.
Expanding mineral resources at the Boomerang-Domino Deposit along strike and to depth, specifically targeting the nearby Hurricane Prospect mineralization with previous drill intercepts of 13.0% zinc, 8.3% lead, 1.5% copper, 201.0 g/t silver and 0.9 g/t gold over 15.3 metres (GA07-214, estimated true thickness is 70% of core length reported).

2.
Testing for fault-displaced extensions to the Boomerang-Domino mineralization in areas with coincident geophysical and geochemical signatures. Limited historical drilling in these areas intersected favourable stratigraphy similar to that observed at the Boomerang-Domino Deposit.

3.	Extending the mineral resource at the Long Lake Deposit which is located in a separate geological package 20 km north-northeast of the Boomerang-Domino Deposit.

Tulks South (Boomerang-Domino Deposit)

The Tulks South project hosts the Boomerang-Domino Deposit, a NI 43-101 compliant indicated mineral resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional inferred mineral resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver, and 1.0 g/t gold (Snowden, 2007). The Boomerang-Domino Deposit remains open for expansion along strike and to depth.

Long Lake (Long Lake Deposit)

The Long Lake project hosts the Long Lake  Deposit, a NI 43-101 compliant indicated mineral resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold and inferred mineral resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver, and 0.48 g/t gold (SRK, 2012). The Long Lake Deposit remains open for expansion along strike and to depth.

“We are excited to begin drilling at the Boomerang-Domino and Long Lake massive sulphide deposits with an aggressive drill program for 2014”, said Michael Vande Guchte, Vice President of Canadian Zinc. “We believe given the geology and the style of mineralization in this proven mining district that there is excellent potential for additional massive sulphide mineralization to be discovered. With this summer-fall program, our goal is to expand the copper-lead-zinc-silver gold mineral resources at both deposits and begin drill testing other high priority VMS prospects on the properties.”

The Company is also completing geological ground follow-up on numerous priority targets areas throughout its extensive land holdings in central Newfoundland. Ground geophysical surveys (gravity and magnetic) are planned over a number of selected target areas to aid with geological mapping and with new drill targeting.

In addition to expansion drilling of these NI 43-101 compliant deposits, there are numerous untested VMS targets on these projects that total 266 km2 in central Newfoundland. Further details on these and all other Canadian Zinc projects can be found on the Company’s website.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for Cu-Pb-Zn-Ag-Au deposits. Key projects include the South Tally Pond project (Lemarchant deposit), the Tulks South project (Boomerang-Domino deposit) and Long Lake project (Long Lake deposit). The Company’s strategy is to continue build the zinc-copper-lead-silver-gold resources base with the aim of developing the deposits through a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of, or reviewed, parts of this press release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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